UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

AMBIT BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02318X 100

(CUSIP Number of Class of Securities)

Michael A. Martino

President and Chief Executive Officer

Ambit Biosciences Corporation

11080 Roselle St.

San Diego, California 92121

(858) 334-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Thomas A. Coll, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Tel: (858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 28, 2014, Ambit Biosciences Corporation (“Ambit”) and Daiichi Sankyo Company, Limited (“Daiichi Sankyo”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Charge Acquisition Corp., a wholly-owned subsidiary of Daiichi Sankyo (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Ambit common stock for (a) $15.00 per share in cash, plus (b) one non-transferrable contingent value right for each share of Ambit common stock, which represents the contractual right to receive up to $4.50 per share upon the achievement of certain commercialization-related milestones. If successful, the Offer will be followed by a merger of Purchaser with and into Ambit (the “Merger”).

This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and Merger:

(i) Employee FAQs first used on September 29, 2014.

Employee Frequently Asked Questions

What’s happening?

Ambit Biosciences Corporation has entered into an agreement to be acquired by Daiichi Sankyo Co. Ltd., a pharmaceutical company publicly traded on the Tokyo Stock Exchange, for $15.00 per share in cash. In addition to the upfront cash payment, each Ambit stockholder will receive one Contingent Value Right (CVR), entitling the holder to receive an additional cash payment of up to $4.50 for each share they own if certain commercialization related milestones are achieved. The total transaction is valued at up to $410 million.

Who is Daiichi Sankyo Co., Ltd. (DS)?

Daiichi Sankyo is a global pharmaceutical company with corporate origins in Japan. They provide innovative products and services in more than 50 countries around the world. Key therapeutic areas include oncology and cardiovascular and metabolic diseases.

For more information, feel free to visit www.daiichisankyo.com. For information on US operations, feel free to visit www.dsi.com.

Why are we selling the company now?

The company was not actively seeking to be sold; however we received unsolicited offers to buy the company. After a thorough assessment of strategic alternatives, the Board concluded that the proposal put forth by Daiichi Sankyo is the best alternative to maximize value for stockholders.

When will the transaction be complete? Is there anything that could stop it?

We expect the transaction will close in the fourth quarter of this year. As with any company acquisition, the acquisition can only happen if Ambit stockholders tender a sufficient number of shares in the tender offer it and other conditions are met. We do not anticipate any issues with these requirements.

What does it mean for Ambit as a Company?

Once the transaction closes, instead of being an independent public company, we will be a member of the Daiichi Sankyo Group. We will continue the process of conducting our Phase III Trial of quizartinib, led by existing Ambit personnel at least for a transition period. Naturally, after the closing of the transaction, Ambit molecules will be overseen by Daiichi Sankyo management as part of its product development portfolio.

Will Ambit’s office and research facility remain in San Diego?

Daiichi Sankyo’s initial focus is on ensuring that the Ambit team has the resources and support they need to execute the Phase III Trial for Quizartinib. We expect that the San Diego site will remain operational and focused on achieving these goals until the work is successfully transitioned to Daiichi Sankyo.

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Will there be layoffs?

There will likely be layoffs due to this transaction. We understand that this may create uncertainty, and we will work with Daiichi Sankyo to notify any employees that may be affected as soon as is practicable. Ambit employees may be eligible to receive severance benefits in connection with certain terminations of employment in accordance with the terms of a new severance plan that has been discussed with Daiichi Sankyo and approved by the Board of Ambit. In cases where Ambit employees are retained, Ambit employees’ service credit with Ambit prior to the transaction will be honored.

Do I still work for Ambit or do I work for Daiichi Sankyo?

Ambit employees will continue to work for Ambit until the transaction is finalized. Prior to close, there are no changes to Ambit reporting relationships. Until the transaction closes, Ambit continues as a separate, independent stand-alone, publicly-traded company.

During the transition planning process, we will develop a plan regarding the organizational structure that will exist following the close of the deal. Reassignment of Ambit employees to a Daiichi Sankyo Group company will be evaluated on case-by-case basis. Once our transition plans are complete, we will communicate these decisions.

What does this mean for my salary and benefits?

Ambit salary and benefits plans will continue to apply through the transition. Once our transition plans are complete, we will communicate any changes to your compensation and benefit programs.

What happens to my stock, stock options and/or RSUs?

Daiichi Sankyo is purchasing Ambit at a price of $15.00 per share in cash. In addition to the upfront cash payment, each Ambit stockholder will receive one Contingent Value Right (CVR), entitling the holder to receive an additional cash payment of up to $4.50 for each share they own if certain commercialization related milestones are achieved. The total transaction is valued at up to $410 million. So upon completion of the transaction you will be paid $15 per share, without interest, and receive 1 CVR for each share of Ambit stock you then own.

For stock option holders, upon completion of the tender offer, all outstanding stock options will become fully vested and will be cancelled. Individuals who hold in the money options (i.e. an option with an exercise price per share that is less than $15.00) will then receive, for each cancelled in the money option, cash equal to $15.00 less the exercise price of the option in the payroll following the close of the tender offer. In the money option holders will also receive one (1) CVR for each cancelled stock option. Of course, the Internal Revenue Service requires us to make the necessary tax withholdings.

Individuals who hold out of the money options (i.e. an option with an exercise price per share that is $15.00 or higher) will be given the opportunity to exercise their options (including any unvested portion) for a specified period of time before the closing of the transaction upon payment of the exercise price and any applicable withholding taxes in cash, contingent upon the closing of the transaction. We will provide you with more information regarding the timing and details of this contingent exercise. If you do not exercise your out of the money options during the exercise opportunity provided to you, at the closing of the transaction, your out of the money options will be cancelled and you will receive no cash payment and no CVR for the cancelled out of the money options.

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If you hold restricted stock units (RSUs), under the terms of the merger agreement, all RSUs will become fully vested and will be cancelled. Individuals who hold RSUs will then receive, for each cancelled RSU, cash equal to the $15.00 purchase price, which will be paid in the payroll following the close of the tender offer. Each holder will also receive one (1) CVR for each cancelled RSU. Of course, the Internal Revenue Service requires us to make the necessary tax withholdings.

What does this mean for my ESPP shares?

For current participants in the ESPP, your contributions cease as of the date the merger agreement was signed (September 28, 2014). Any contributions withheld from your September 30, 2014 paycheck will be returned to you. Assuming the closing takes place prior to December 10, 2014 (the purchase date for the current ESPP offering) any contributions made prior to the date of the merger agreement will be used to purchase stock immediately before the closing at the lower of either (1) $5.9075 (85% of the $6.95 closing price on June 11, 2014, or (2) 85% of the fair market value of our stock immediately prior to the offer acceptance time. Assuming the transaction closes, the current ESPP offering period will be the last one under the Ambit Biosciences Corporation Employee Stock Purchase Plan. If the closing takes place after December 10 (the purchase date for the current ESPP offering), unless otherwise provided by Ambit and communicated to you, your contributions will be used to purchase stock on December 10, 2014 at the lower of either (1) (1) $5.9075 (85% of the $6.95 closing price on June 11, 2014, or (2) 85% of the fair market value of our stock on December 10, 2014.

Once the deal closes, will Ambit employees be transitioned to Daiichi Sankyo’s Holiday Schedule or remain on Ambit’s Holiday Schedule until the end of the 2014 calendar year?

The Ambit Holiday Schedule continues to apply through the transition.

Once the deal closes, how will Ambit’s PPL plan be merged into Daiichi Sankyo’s time off plan?

The Ambit PPL Plan continues to apply through the transition.

How else will this change affect employees?

Prior to the close of the transaction, your job responsibilities will not change and we will continue to manage the company as we have done in the past, within our board-approved budget and requiring that everyone contributes and delivers results. We understand that this creates uncertainty and is unsettling, and we will work with Daiichi Sankyo to notify any employees that may be affected as soon as is practicable.

What should I do if I get questions from the media, investors or others?

It’s likely that this situation will generate lots of interest from the media and others. The SEC (Securities and Exchange Commission) has very specific communication standards related to a transaction like this, and it is critically important that the company follow these guidelines. As a result, if you receive any calls or requests for information from media, please immediately refer them to Marcy Graham, Executive Director, Investor Relations and Corporate Communications at x2125 or mgraham@ambitbio.com.

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What should I tell others?

Tell them “Ambit’s programs are continuing, just as part of a larger, more established organization.” Then tell them how much we appreciate their continued support in progressing our preclinical and clinical programs.

Where can I get more information?

On the Ambit web site you’ll find the Press Release regarding the announcement. We will keep the web site updated so that employees, vendors, and investors are informed as the process moves forward.

Notice to Investors/Important Additional Information will be Filed with the U.S. Securities and Exchange Commission

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Ambit stock. Daiichi Sankyo has not commenced the tender offer for shares of Ambit stock described in this announcement. Upon commencement of the tender offer, Daiichi Sankyo will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Ambit will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations departments of Ambit at the email addresses included below.

Ambit Biosciences Corporation:

Public Relations Contact:

Marcy Graham

Executive Director, Investor Relations & Corporate Communications

mgraham@ambitbio.com

858-334-2125

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